SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934




                       COMPUTER MANAGEMENT SCIENCES, INC.
                                (Name of Issuer)


                     Common Stock, Par Value $0.01 Per Share
                         (Title of Class of Securities)

                                    205213101
                                 (CUSIP Number)



Check the appropriate box to designate the Rule pursuant to which this Schedule is filed:

                           Rule 13d-1(b)
                       X   Rule 13d-1(c)
                           Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

--------------------------------------------------------------------------------

CUSIP No. 205213101
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

   Page   2   of   5   Pages
        -----    -----

--------------------------------------------------------------------------------
                                      13G
--------------------------------------------------------------------------------




-------------- -----------------------------------------------------------------
     1         NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entity only)

                                          Judith S. Davis
-------------- -----------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)
                                                                         (b) X

-------------- -----------------------------------------------------------------
     3         SEC USE ONLY


-------------- -----------------------------------------------------------------
     4         CITIZENSHIP OR PLACE OF ORGANIZATION

                                 U.S.A.

--------------------------- ----- ----------------------------------------------
                              5   SOLE VOTING POWER

        NUMBER OF                                                        1,012
         SHARES
      BENEFICIALLY
        OWNED BY
          EACH
        REPORTING
         PERSON
          WITH
                            ----- ----------------------------------------------
                              6   SHARED VOTING POWER


                                                                     2,481,465
                            ----- ----------------------------------------------
                              7   SOLE DISPOSITIVE POWER


                                                                         1,012
                            ----- ----------------------------------------------
                              8   SHARED DISPOSITIVE POWER


                                                                     2,481,465
-------------- -----------------------------------------------------------------
     9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                             2,482,477
-------------- -----------------------------------------------------------------
    10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
               SHARES



-------------- -----------------------------------------------------------------
    11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                                                              16.972%
-------------- -----------------------------------------------------------------
    12         TYPE OF REPORTING PERSON

                                                               IN
-------------- -----------------------------------------------------------------
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

CUSIP No. 205213101
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

   Page   3   of   5   Pages
        -----    -----

--------------------------------------------------------------------------------
                                      13G
--------------------------------------------------------------------------------



Item 1.
         (a)      Name of Issuer:  Computer Management Sciences, Inc.
                                   (the "Issuer")

         (b)      Address of Issuer's Principal Executive Offices:

                  8133 Baymeadows Way
                  Jacksonville, FL  32256
Item 2.(a)                                                 Item 2.(b)

Name of Person Filing:                             Address of Principal Business
                                                   Office or if None, Residence:

Judith S. Davis                                    8133 Baymeadows Way
                                                   Jacksonville, FL  32256

         (c)      Citizenship:  U.S.A.

         (d)      Title of Class of Securities:  Common Stock, par value $0.01

         (e)      Cusip Number:  205213101

Item 3.  Statements filed pursuant to Rule 13d-1(b), or 13d-2(b):   N/A

Item 4.  Ownership
         (a)      Amount Beneficially Owned (describe):

                  On December 16, 1998, Jerry W. Davis, Mrs. Davis' spouse, transferred by gift a 36.5% limited partnership interest in First Oneida (1995) Limited Partnership, a Delaware limited partnership ("Oneida"), and a 50% interest in Bull Gator, Inc. ("Bull Gator"), a Delaware corporaion and the sole general partner of Oneida. Bull Gator owns a 1% limited partnership interest in Oneida. Accordingly, as of December 16, 1998, Mr. and Mrs. Davis each controlled a 50% limited partnership interest in Oneida, which owns 2,382,454 shares of Common Stock of the Issuer. In addition, Mrs. Davis directly owns 1,012 shares of Common Stock of the Issuer.

                  Mrs. Davis may be deemed to be the beneficial owner of the 1,191,227 shares of Common Stock attributable to Mr. Davis' interest in each of Oneida and Bull Gator. Pursuant to Rule 13d-4, Mrs. Davis disclaims any beneficial ownership of any shares of Common Stock of the Issuer owned or controlled, directly or indirectly, by Mr. Davis and this

--------------------------------------------------------------------------------

  CUSIP No. 205213101
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

   Page   4   of   5   Pages
        -----    -----

--------------------------------------------------------------------------------
                                       13G
--------------------------------------------------------------------------------


                  statement is not to be construed as an admission that Mrs. Davis is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of such shares.

                  As of December 16, 1998, Mrs. Davis did not have the right to acquire beneficial ownership of any additional shares of such Common Stock within the meaning of Securities Exchange Act Rule 13d-3(d)(1).

         (b)      Percent of Class:

                  16.972%, based on the total number of shares outstanding in the Issuer's Registration Statement filed with the Commission on October 31, 1998.

         (c) Number of shares as to which such person has:

                  (i)      Sole power to vote or to direct the vote:       1,012

                  (ii)     Shared power to vote or to direct the vote: 2,481,465

                  (iii)    Sole power to dispose or to direct the
                           disposition of:                                 1,012

                  (iv)     Shared power to dispose or to direct the
                           disposition of:                             2,481,465

Item 5.           Ownership of Five Percent or Less of a Class               N/A

Item 6.  Ownership of More than Five Percent on Behalf
                  of Another Person                                          N/A

Item 7.  Identification and Classification of the Subsidiary
                  Which Acquired the Security Being Reported on by the
                  Parent Holding Company                                     N/A

Item 8.  Identification and Classification of Members of the Group
                                                                             N/A

Item 9.           Notice of Dissolution of Group                             N/A

Item. 10.         Certification

                  By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

--------------------------------------------------------------------------------

  CUSIP No. 205213101
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

   Page   5   of   5   Pages
        -----    -----

--------------------------------------------------------------------------------
                                      13G
--------------------------------------------------------------------------------


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 23, 1998


                                         /s/  Judith S. Davis
                                         JUDITH S. DAVIS

JAX1-336247.2